Mail Stop 3561

	September 8, 2005

Mr. Kerry Propper, President
Origin Agritech Limited
625 Broadway, Suite 1111
San, Diego CA 92101

	Re:	Origin Agritech Limited
		Registration Statement on Form S-4
		Amendment No. 2 filed on August 22, 2005
		File No. 333-124709

Dear Mr. Propper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our previous comment two. Please file as an exhibit to the registration statement a signed consent of counsel,
Lehman, Lee and Xu, to the use of their name and opinion. Please see
Item 101(g)(2) of Regulation S-K.

2. We note the use of the term "Origin Stockholders" throughout the prospectus, but the term does not appear to be defined in the prospectus. Please revise to define the term.



Prospectus Cover Page

3. We note the use of the term "pari passu" on the cover page of the prospectus. Please use everyday words on the front cover page of the prospectus. See Rule 421(d) of Regulation C.

Questions and Answers about the Meeting, page 6

4. On page 8, in the answer to the question "How much dilution will I experience," we note the disclosure to the additional 200,000 shares that will be issued if the acquisition is consummated. Please describe in the answer or in another section, the persons that would receive the 200,000 shares.

Interests of Chardan Directors and Officers in the Stock Purchase, page 18

5. Please explain whether any officers and directors would be personally liable for any of Chardan`s liabilities if the business combination is not consummated. Also revise as appropriate the last risk factor on page 37 that begins "Chardan directors and executive officers have interests in the stock purchase that are different than yours."

Chardan Historical Financial Information, page 25

6. We note the statement that refers to "[c]ommon stock subject to possible redemption." Throughout the registration statement, please reconcile this statement with disclosure that refers to common stock subject to "conversion."

Market Price Information, page 28

7. Please update the disclosure of stock prices through the second quarter of 2005.

8. We note the statement that "[i]t is anticipated that the number of
Agritech common stock after the redomestication merger will be the same as the number of holders of Chardan common stock." Please reconcile this statement with your disclosure that 10,000,000 shares of common stock of Agritech will be issued to the Origin Stockholders.

Risk Factors, page 29

9. On page 36, in the risk factor beginning "[t]he combined company`s working capital could be reduced," it appears that the maximum amount of funds that could be disbursed to Chardan`s stockholders upon exercise of their conversion rights is an amount that could currently be determined. Please revise.


10. Consider adding a risk factor discussing the risks and burdens the company faces in complying with regulations in China. Clarify whether Origin is currently in compliance with all Chinese regulations.

Origin`s and the Origin Operating Companies` record of growth and expansion and high potential for future growth, page 49

11. We note the statement that "[i]n 2003, Origin received orders and deposits for approximately 78% of the succeeding year`s sales."
We
also note the next statement that "[f]or the 2005 growing year, Origin received deposits for approximately 39 million kilograms of seed product, consistent with its prior experience." These two statements do not provide the reader with comparable figures. Please consider revising to provide comparable figures for the periods presented, e.g. kilograms of seeds or deposit percentages.

Satisfaction of 80% Test, page 54

12. We note that the disclosure regarding the enterprise value is based upon the assumption of Origin receiving an estimated $20 million of capital from the combination and from the exercise of warrants. The inclusion of these amounts does not appear reasonable in determining the enterprise value of Origin as a stand alone entity. Please disclose how Origin has a fair market value equal to at least 80% of the net assets of Chardan without receiving the additional capital. Further, provide a detailed calculation of the enterprise value of Origin.

13. Please clarify that the projection of net income for 2005 on page
54 was solely for purposes of management determining a valuation of the company and should not be relied upon as a projection for anticipated net income for 2005. If you do consider this to be a projection of anticipated net income, please provide the basis for this projection consistent with Item 10(d) of Regulation S-B. Also, include a disclosure warning investors about placing undue certainty on projections.

The Stock Purchase Agreement, page 58

Structure of the Stock Purchase and Redomestication Merger, page
58

14. We note the statement that "[a]t the time that Origin is acquired by Agritech, Origin will acquire direct ownership and rights to control the stock of the Origin Operating Companies." Please reconcile this statement with the disclosure on page 13 that "on December 25, 2004 Origin entered into consignment agreements."


Stock Consignment Agreement, page 70

15. We note the statement that "[t]he term of the agreement is initially three years, but is automatically renewed indefinitely until both Origin and the consignee agree to terminate." Please describe whether the consignees will be the control persons of Origin. Describe what corporate action would be required for Origin to terminate the consignment agreements. Also describe the protections available to the Origin/Agritech minority shareholders from the Origin control persons terminating the consignment agreements. Please explain the possible results if Origin and the consignees agreed to terminate the consignment agreements. You may want to consider an additional risk factor in regards to the consignees also being the control persons of Origin.

Differences of Stockholder Rights, page 77

16. Please compare the rights of minority shareholders under the laws of Delaware and the British Virgin Islands. If the rights of minority shareholders are less in the British Virgin Islands than in
Delaware, please include an additional risk factor that addresses this point.

Information about the Origin Parties, page 94

17. We note the disclosure that 98.94% of revenues were related to licensed hybrid seeds. Please clarify throughout the prospectus that such a large percent of your business is currently derived from licensed seeds. Add a risk factor discussing the risk to your business from substantially all of your revenues being generated from licensed seeds and discuss the reliance upon a few key suppliers. Also, consider discussing this risk in the MD&A. Clarify the nature of the licensing arrangements. For instance, how long do these licensing agreements typically last?

Intellectual Property Base, page 96

18. Please place the two asterisks next to the item referred to in the table.

19. Please reconcile the statement that "in 2004, Origin delivered four new proprietary corn seeds and one cottonseed products" with the disclosure in the table in this section.

20. We note the statement that no other seed products represent more than 10% of sales. Please disclose whether any one company licensing seeds to your company accounted for 10% or more of your revenues. Also, state for each major supplier the total amount of sales attributable to that supplier rather than to a particular seed.

21. We note the projection for 2005 that approximately 85% of your seed sales will be from licensed seeds and approximately 15% will be from your own proprietary seeds. Please disclose the basis for this projection. If this is based upon seed pre-orders, please clarify.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operation, page 105

Critical Accounting Policies, page 106

22. We reviewed your response to our prior comment 33 and your revised disclosure does not appear to address our entire comment. Please expand disclosure on page 104 to include your policies concerning the timing of recognition of subsidies (e.g. upon receipt, upon satisfaction of performance criteria).

Plan of Operations, page 117

23. Please explain in more detail the $317,664 of consulting expenses for the period from December 5, 2003 to June 30, 2005. Please explain whether these expenses include payments to the public relations firm and name the public relations firm.

Unaudited Pro Forma Condensed Consolidated Financial Statements,
page
121

24. We reviewed your response to our prior comment 36, noting you believe the inclusion of options and warrants in your proforma diluted earnings per share calculation would be anti-dilutive since the related exercise prices are in excess of the market prices. Tell us the exercise prices of the company`s outstanding options and warrants, including the underwriters` purchase option, and the market prices used in your determination.

Beneficial Ownership of Securities, page 138

25. A beneficial ownership table of Origin should be included as required by Item 403 of Regulation S-K. See Item 18(a)(5)(ii) of
Form S-4. Please present the table giving effect to the stock purchase agreement and the merger and include a footnote explaining the presentation.







Consolidated Financial Statements of State Harvest Holdings
Limited

Consolidated Statements of Shareholders` Equity, page F-4

26. We reviewed your response to our prior comment 40 indicating that the financial statements are retroactively restated. Considering your statement of shareholders` equity disclosed 100 million shares of common stock outstanding at December 31, 2003 and 10,000 common shares outstanding at December 31, 2004, your response does not appear to be consistent with your disclosure. We reissue our comment to provide footnote disclosure describing the mechanics of the capital restructuring in 2004 and revise the financial statements accordingly.

Part II

Exhibits

27. Exhibit 10.27 as filed on EDGAR appears to be several exhibits in addition to the Technology Transfer Agreement between Henan Agricultural University and Beijing Origin Seed Limited. Please revise the index list to include all exhibits filed. In addition,
Exhibit 10.28, Joint Development Agreement, does not appear to include all the pages to the agreement. Please revise and refile the agreement.

28. Please file executed copies of exhibits 2.2 and 10.27.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc: 	David Alan Miller, Esq.
	Fax (212) 818-8881
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Kerry Propper
Origin Agritech Limited
September 8, 2005
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